Exhibit 10.1

January 22, 2008

Mr. Theo Killion

250 W. 91st Street, Apt. 5S

New York, NY  10024

Dear Theo:

On behalf of Zale Corporation, I am pleased to make you the following offer as Executive Vice President of Human Resources, Legal and Corporate Strategy.  This letter outlines the terms of your offer:

Reporting to:	President and Chief Executive Officer

Base Compensation:	Twenty-one thousand one hundred fifty-three dollars ($21,153) per bi-weekly pay period which, if annualized, is equal to approximately five hundred fifty thousand dollars ($550,000).

Signing Bonus:

Three hundred seventy-five thousand dollars ($375,000) payable within 30 days of reporting to work. If you were to leave the Company prior to one year of service, you would repay the above amount pursuant to the terms of the Company’s standard sign-on bonus agreement.

Sign-On Equity Grant:

100,000 options for shares of Zale stock with an exercise price equal to the price at the close of market on the Hire Date. Shares will vest over four years at 25% on each anniversary of your Hire Date.

30,000 restricted stock units that will vest 25% on year two, an additional 25% on year three, with the remaining 50% to vest on year four, each on the anniversary of the Hire Date.

Incentive Compensation:

You will be eligible for participation in the Company’s Annual Bonus Program (as may be amended from time to time) at a target level of 75% and a maximum level of 175% of base salary, based on achievement of our financial plan. For the balance of FY’08 (February 2008 — July 2008), you will be eligible for a pro-rata portion of any earned bonus for FY’08; provided that for the remainder of fiscal ‘08 you will be guaranteed a minimum bonus of $206,000.

Benefits:	Participation in all benefits generally available to the Company’s Executives:
• Company’s medical plans
• Executive life insurance (2x base salary)
• 401(k) Savings and Investment Plan (after one year of service)
• Executive LTD

Vacation:	You will receive 4 weeks (160 hours) of vacation per fiscal year.

Relocation:	See attached Corporate Relocation Policy.

Employment at Zale is subject to the terms and conditions contained in Zale’s Management Policies and Guidelines, is not for a specific time and can be terminated by your or by Zale at any time for any reason with or without cause.  This offer of employment is contingent upon the completion of a background check satisfactory to Zale.  This letter is a summary of the terms of your employment by Zale.  We agree to provide you on or about February 29, 2008, an Employment Security Agreement, effective as of the Hire Date, which will include severance in a non-change of control and change of control context and indemnification.  These agreements are under review by the Compensation Committee of the Board of Directors but it is agreed that at a minimum you will be entitled to severance of 18 months of salary and average earned bonus and in the case of a change of control 36 months of salary and average earned bonus subject in the case of the change of control to the maximum amounts payable under section 280G of the Internal Revenue Code without imposition of excise tax.

Theo, I am delighted to extend this offer and I look forward to you joining us.

Sincerely,

/s/ Neal Goldberg

Neal Goldberg
President and
Chief Executive Officer

Accepted:

/s/ Theo Killion
Theo Killion
Dated:	1/23/08